Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE March 21, 2014

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FISCAL 2013
  Prairie Creek Fully Permitted – Engineering and Procurement Underway
  Additional Projects Acquired in Central Newfoundland – Exploration Drilling Ongoing

Vancouver, British Columbia, March 21, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) reports its financial results for the year ended December 31, 2013 and provides outlook on 2014 activities.

This press release should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2013, and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2013, both available on SEDAR at www.sedar.com.

Financial Results for Fiscal 2013

For the year ended December 31, 2013, the Company reported a net loss and comprehensive loss of $6,911,000 compared to a net loss and comprehensive loss of $19,870,000 for the year ended December 31, 2012. During the year, the Company expensed $4,928,000 on exploration and evaluation cost at the Prairie Creek Property, compared to $9,037,000 in the previous year.

The net loss in the year ended December 31, 2013 included a loss of $3,626,000 on the Company’s marketable securities, $4,928,000 of exploration and evaluation costs at the Prairie Creek Mine and $1,161,000 of exploration and evaluation costs at South Tally Pond. The net loss in the current year was reduced as the Company recorded a gain on the sale of a net smelter royalty in the amount of $5,439,000 with no comparable in the previous year. Excluding the loss on the marketable securities and the gain on the sale of a net smelter royalty, the Company recorded a loss of $8,724,000 for the year ended December 31, 2013 compared to a similar loss of $11,066,000 the previous year.

At December 31, 2013, the Company had a positive working capital balance of $10,617,000 including cash and cash equivalents of $8,376,000, short term investments of $2,005,000 and marketable securities of $1,328,000 (for a total of $11,709,000).

Prairie Creek Mine

The primary objective of the Company is to bring the Prairie Creek zinc/lead/silver mine into production at the earliest opportunity and in pursuit of that objective secure the necessary capital funding to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure.

Permitting Process Successfully Completed

During 2013, the Company completed the final stages of the regulatory process for obtaining operating permits with the Mackenzie Valley Land and Water Board (“MVLWB”) and Parks Canada.

Canadian Zinc has now obtained all the necessary and significant regulatory permits and licences to complete construction and development at the Mine Site and the access road and to commence mining and milling of the Prairie Creek deposit.

During the year 2013 the following permits, relating to the proposed operation of the Prairie Creek Mine, were issued:

Permit/Licence Type	Identifier Number	Purpose	Date Issued	Issuing Agency
Land Use Permit	MV2012F0007	Road Operations (on crown land)	January 10, 2013	MVLWB
Water Licence	MV2012L1-0005	Road Operations (on crown land)	January 10, 2013	MVLWB
Land Use Permit	MV2008D0014	Mine Operations	June 17, 2013	MVLWB
Land Use Permit	MV2008T0012	Liard Transfer Facility	June 17, 2013	MVLWB
Land Use Permit	Parks2012_L001	Road Operations (on NNPR land)	August 26, 2013	Parks Canada
Water Licence	Parks2012_W001	Road Operations (on NNPR land)	August 26, 2013	Parks Canada
Water Licence	MV2008L2-0002	Mine Operations	September 24, 2013	MVLWB

2013 Prairie Creek Drill Program

The 2013 diamond drilling program at Prairie Creek completed 1,472 metres of coring over 5 holes. Exploration focused on two areas: firstly, the multi-stacked electromagnetic geophysical anomaly identified in 2012 approximately 900 metres from the mill site, and, secondly, a small exploratory drill program immediately adjacent to the existing concentrator plant. The geophysical anomaly was explained by natural variations in local graphite content in rock units and significant new stockwork base metal mineralization was intercepted in the upper parts of a drillhole. In addition the small exploratory drill program intercepted new stratabound base metal mineralization only 60 metres below the surface in the vicinity of the mill.

Prairie Creek Engineering and Procurement

To further build on and refine the Preliminary Feasibility Study completed by SNC-Lavalin Inc. in 2012 the Company has embarked on an Optimization Study with a view to augmenting what has already been completed and further enhancing the Prairie Creek project through refining efficient designs, detailing and assessing what existing equipment can be utilized, determining what exactly needs to be upgraded, exploring more efficient ways to reduce capital costs and completing a number of bid tender packages to determine actual costs needed for financing the mine into production.

In November 2013, the Company engaged JDS Energy & Mining Inc. to complete a site condition investigation and to inspect all critical equipment and buildings required to re-start the Prairie Creek processing facility.

Canadian Zinc has engaged AMC Consultants to undertake an optimization study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs.

In January 2014, the Company engaged Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. Specifically these technical services will develop tender packages for mine rehabilitation and development; mill completion, power generation and distribution; heat recovery systems; a dense media separation plant; a paste fill plant; a water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance needed to put the Prairie Creek Mine into production.

Canadian Zinc and Tetra Tech will issue tender packages for competitive tender to qualified bidders in the first and second quarters of 2014, giving full recognition to opportunities for participation by local First Nations and adjacent communities.

The tendering and procurement process, to be managed by Tetra Tech, is an important phase of the project that will refine and augment the design work completed previously and will generate definitive estimates of the capital cost and schedules required to place the Prairie Creek Mine into operation.

Newfoundland Properties

Canadian Zinc now holds an extensive package of base metal properties in central Newfoundland. In December 2013, the Company acquired Messina Minerals Inc., which held the Tulks South and Long Lake properties, to follow the acquisition of Paragon Minerals in 2012 and is now in the process of assimilating these base metal property databases to design a 2014 diamond drill exploration program.

South Tally Pond Drill Programs

In 2013, the Company’s exploration programs in central Newfoundland focused on the Lemarchant deposit on the South Tally Pond property. Canadian Zinc completed a two-phase diamond drill program at the South Tally Pond project. Highlights of the 26-hole, 8,300 metre program included:

•
New massive sulphide mineralization discovered 250 metres to the northwest of the Lemarchant deposit in drillholes LM13-73 and LM13-74, which was subsequently expanded and now has a strike length of 100 metres and remains open for expansion;

•	Significant precious metal values accompany the Northwest zone base metal mineralization, including samples assaying 463.0 g/t silver over 1.0 metre and 17.5 g/t gold over 0.8 metres;
•	Significant massive sulphide mineralization intersected in drillhole LM13-79 which extends the Lemarchant deposit mineralization 35 metres up-dip;
•	Three drillholes testing the south extension to the Lemarchant deposit intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization; and
•
Drilling at the North target intersected strongly altered felsic volcanic rocks directly below the overlying basalts, which is similar to the stratigraphy associated with the massive sulphide mineralization of the Lemarchant deposit to the immediate south.

Acquisition of Messina Minerals

On December 20, 2013, the Company completed its previously announced acquisition of Messina Minerals Inc. Under the terms of the Agreement, Canadian Zinc acquired all of the outstanding common shares of Messina in exchange for 2,132,714 common shares of Canadian Zinc by way of a statutory plan of arrangement.

With the acquisition of Messina, Canadian Zinc acquired 100% interest in several base metal properties in central Newfoundland including in the Tulks South Property, which includes the Boomerang and Domino base and precious metal-rich VMS deposits and the Long Lake Property which includes the Long Lake base and precious metal-rich VMS deposit all of which are situated near the Company’s South Tally Pond project in central Newfoundland.

The Boomerang and Long Lake deposits have some of the highest grade characteristics in the region. Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of the Boomerang deposit and at the Long Lake deposit.

The Company is currently incorporating the newly acquired Messina geological database into working models to plan and design for 2014 diamond drill programs.

Outlook

Canadian Zinc’s focus for 2014 will be to advance the Prairie Creek Project towards production.

The Company is currently undertaking an Optimization Study as part of which Tetra Tech has been engaged to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. AMC Consultants has been engaged to undertake a geotechnical study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs.

Geotechnical investigations to determine optimal mining methods will be completed the first half of 2014. Metallurgical studies, designed to enhance concentrate production and quality are being carried out in 2014 as part of the Company’s concentrate marketing plan. The current study is scheduled to be completed by mid-2014 and, dependent on the progress of financing strategies concurrently being executed, the Company will begin procurement of long lead time items; construction of the access road; site preparation and other startup activities on site.

The Company is evaluating strategies for raising the financing necessary to complete the development and construction of the Prairie Creek Mine. In May 2013, the Company raised US$10 million through the sale of a royalty to Sandstorm and granted Sandstorm a right of first refusal on any future royalty or stream financing for the Prairie Creek project. Under the agreement with Sandstorm the Company may repurchase the royalty if it enters into a metal stream financing under which Sandstorm will provide an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

The Company is also undertaking an ongoing exploration drill program at the South Tally Pond property in Newfoundland targeting the expansion of the Lemarchant deposit and further exploring the new zone of mineralization discovered northwest of Lemarchant. Another drill program to be completed later in 2014 will target the Tulks South property situated near the South Tally Pond property.

At December 31, 2013, the Company had working capital of $10.6 million and expects it will be able to meet current commitments and continue its planned 2014 programs.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).
A Preliminary Feasibility Study was completed by SNC-Lavalin in July 2012. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

Canadian Zinc also owns an extensive land package in central Newfoundland that includes the South Tally Pond project, which hosts the Lemarchant deposit, the Tulks South project and the Long Lake project. A detailed and updated database is now being assembled from which exploration programs will be planned on key central Newfoundland properties during 2014.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.